UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SRKP 28, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Anthony C. Pintsopoulos c/o SRKP 28, Inc. 4737 North Ocean Drive, Suite 207 Lauderdale by the Sea, FL 33308 (310) 203-2902
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Anthony C. Pintsopoulos

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	7. Sole Voting Power	1,419,278

	8. Shared Voting Power

	9. Sole Dispositive Power	1,419,278

	10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,419,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	18.18%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) of SRKP 28, Inc., whose principal executive offices are located at 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Anthony C. Pintsopoulos (the “Reporting Person”).

(b) The residential address of the Reporting Person is 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chief Financial Officer, WestPark Capital, Inc., 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

On December 17, 2007, the Reporting Person acquired directly from the Issuer 709,639 shares of Common Stock at an aggregate purchase price of $500.01 and a warrant to purchase 709,639 shares of Common Stock at an exercise price of $0.0001 per share (the “Warrant”) for an aggregate purchase price equal to $250.01. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of December 17, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a “shell company,” as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a “blank check company,” as defined by Rule 419 of the Securities Act of 1933.

Item 4. Purpose of Transaction.

The Reporting Person purchased the 709,639 shares of Common Stock and the Warrant for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 1,419,278 shares of Common Stock, representing 18.18% of the outstanding shares of Common Stock (based upon 7,096,390 shares outstanding as of the date hereof).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 1,419,278 shares of Common Stock beneficially owned by the Reporting Person.

(c) The 709,639 shares of Common Stock and the Warrant reported herein were acquired by the Reporting Person effective December 17, 2007.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,419,278 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2008

/s/ Anthony C. Pintsopoulos
Anthony C. Pintsopoulos